SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR to Integrate Nemesysco’s Layered Voice Analysis
Technology for Emotion Detection in Flight Simulators

Netanya, Rosh Ha’Ayin, Israel – September 25, 2007 – Nemesysco Ltd., a leading provider of voice analysis technologies for the defense and civilian markets and BVR Systems Ltd. (OTC Bulletin Board: BVRSF), a world leader in development and delivery of training & simulation solutions for joint force, on-board training and distributed simulation systems have announced today that Nemesysco’s LVA technology (Layered Voice Analysis) is to be integrated into BVR’s virtual, live and constructive training systems.

“Initially, the LVA is planned to be integrated into BVR’s Flight Simulator. BVR’s full mission simulators provide training for all aspects of the mission’s flight and procedures. Integrating Voice Analysis technologies into the simulators provides a whole new aspect of the training and debriefing and enhances the benefits for our customers” commented Mr. Ilan Gillies, CEO, BVR and added: “We introduced the integrated solution in the recent International Paris Air Show and received excellent feed-backs. This cooperation is another step in our efforts to encompass high-end technologies in our simulation solutions”.

“LVA is a patented technology designed for emotion detection. By measuring stress levels and other emotions of a person operating a flight simulator, one can get an idea about emotional and cognitive levels and add it to the overall calculation of the simulation results. In some cases, this may turn out to be a crucial factor in decisions based on these results. We are thrilled to have our voice analysis technologies implemented in BVR’s worldwide known flight simulators” said Mr. Amir Liberman, CEO, Nemesysco.

About Nemesysco
Nemesysco Ltd. is a leading provider of voice analysis and emotion detection technologies, for defense and civilian markets. Nemesysco’s LVA (Layered Voice Analysis) technology detects the emotional content of a conversation, in real-time or from recorded materials, enabling analysis of different types of stress, cognitive processes and various emotional reactions. Nemesysco’s products are implemented in a wide variety of applications for law enforcement, homeland security, insurance and banks fraud prevention, employee screening, call center quality monitoring, healthcare and entertainment. Nemesysco is a privately held company, founded in 2000 and is headquartered in Netanya, Israel.

For more information please visit:
http://www.nemesysco.com

Contact information:
Yael Beeri, Marcom Manager
marcom@nemesysco.com
Tel +972-9-8853864

About BVR
BVR Systems (1998) Ltd. is a world leader in development, manufacture and delivery of training and simulation turnkey projects for the military and civil markets. BVR offers highly efficient and cost-effective integrated solutions for air, sea and land forces, and has provided outstanding products to our international customer base since 1987.

For more information please visit:
http://www.bvrsystems.com

Contact information:
Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: September 25, 2007